Filed Pursuant to Rule 433

Registration Statement No 333-162418

October 28, 2009

TRANSALTA CORPORATION

OFFERING OF COMMON SHARES

TERM SHEET

Issuer:	TransAlta Corporation (“TransAlta” or the “Company”).

Issue:	Offering by TransAlta of 18,656,800 Common Shares (the “Shares”), before giving effect to the over-allotment option.

Issue Price:	C$20.10 per Share.

Issue Amount:	C$375,001,680, before giving effect to the over-allotment option.

Over-allotment Option:

The Company has granted the Underwriters an option, exercisable at the Issue Price at any time for 30 days on or following the closing of the offering, to purchase up to an additional 1,865,700 Common Shares to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the offering will be used to repay a portion of the indebtedness incurred in connection with the Company’s acquisition of Canadian Hydro Developers, Inc.

Form of Offering:

Bought offering by way of a shelf prospectus in all provinces of Canada and in the United States pursuant to the Multi-Jurisdictional Disclosure System and internationally as expressly permitted by the Company.

Listing:

Application will be made to list the Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing Shares of TransAlta are listed on the TSX under the symbol “TA” and the NYSE under the symbol “TAC”.

Eligibility in Canada:	Eligible in Canada for RRSPs, RRIFs, RESPs, DPSPs and TFSAs.

Joint Bookrunners:	RBC Capital Markets, CIBC, Scotia Capital Inc.

Underwriting Fee:	4%.

Closing:	November 5, 2009.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.    Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from RBC Capital Markets in Canada, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (telephone: 416-842-5349, fax: 416-313-6066); or in the U.S. from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, NY 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260).